FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2004

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

Interim Financial Statements (Unaudited) For The Nine Months Ended September 30, 2004.

2.

News Release Dated,   November 26, 2004 and November 30, 2004, Material Change November 26, 2004 and November 29, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.

(Registrant)

Date: November, 2004

By:

 /s/ “Donald Willoughby”

Name

Its:

Director, Chief Financial Officer

(Title)

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the “Issuer”or the “Company”)
Interim Financial Statements for the period ended September 30, 2004

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2004

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:  604-931-3231

GETTY COPPER INC.

INTERIM BALANCE SHEET

(UNAUDITED)

(In Canadian Dollars)

ASSETS	September 30, 2004	December 31, 2003
Current assets
Cash and short-term investments	$ 1,209,496	$ 2,083,922
Goods and services tax recoverable	47,770	6,289
Prepaid expenses	176,321	5,698

	1,433,587	2,095,909

Mineral properties (note 3)	2,386,227	1,680,471

Property, building and equipment (note 4)	177,245	186,575

	$ 3,997,059	$ 3,962,955
LIABILITIES
Current liabilities
Accounts payable	$ 758,735	$ 457,572
Loan payable (note 5)	70,021	66,621
Current portion of mortgage payable	1,940	1,836

	830,696	526,029

Mortgage payable (note 6)	95,556	97,024

	926,252	623,053
SHAREHOLDERS’ EQUITY
Share capital (note 8)	15,590,106	15,662,319

Contributed surplus (note 8)	845,797	781,966

Deficit	(13,365,096)	(13,104,383)
Commitments and Contingencies (Note 10)
Subsequent Events (Note 12)	3,070,807	3,339,902

	$ 3,997,059	$ 3,962,955

Approved by the Directors

“Donald R. Willoughby”

,  Director, CFO

“John Parks”

,  Corporate Secretary

See accompanying notes to the financial statements.

GETTY COPPER INC.

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(UNAUDITED)

(In Canadian Dollars)

	Three Months	Nine Months	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30, 2004	Sept. 30,2004 2004	Sept. 30,2003 2004	Sept. 30, 2003
Revenue
Interest	$ 6,751	$ 23,966	$ 33	$ 958
Rent	561	1,682	561	1,682
	7,312	25,648	594	2,640
Expenses
Amortization	1,096	3,297	1,210	3,629
Bank charges & interest	6,378	15,174	4,717	13,695
Filing fees	8,867	17,594	1,488	10,412
Insurance	558	1,256	557	1,158
Management fees	7,500	22,500	7,500	22,500
Marketing & promotion	310	14,613	50	10,252
Office & miscellaneous	3,473	16,432	1,239	10,453
Professional fees	83,220	294,500	10,924	52,457
Property taxes	--	4,151	--	4,251
Rent	9,282	27,844	9,281	27,143
Stock option compensation	13,186	63,830	--	--
Telephone	1,991	6,328	2,182	7,040
Transfer fees	989	7,918	1,758	9,885
Travel	120	6,307	202	2,836
Wages & benefits	6,663	19,830	12,082	34,778
	143,633	521,574	53,190	210,489

Net loss before other item	(136,321)	(495,926)	(52,596)	(207,849)
Provision for impairment of
Exploration costs related
To mineral properties	--	--	(9,125)	(64,896)
Income Tax Recovery	167,682	235,213	1,111	1,111
Net loss for the period	31,361	(260,713)	(60,610)	(271,634)
Deficit, beginning	(13,104,383)	(13,104,383)	(12,701,152)	(12,701,152)
Deficit, ending,	$ (13,073,022)	$ (13,365,096)	$ (12,761,762)	$ (12,972,786)

See accompanying notes to the financial statements.

GETTY COPPER INC.

INTERIM STATEMENT OF CASH FLOW

(UNAUDITED)

(In Canadian Dollars)

	Three months	Nine months	Three months	Nine months
	Ended	ended	ended	Ended
	Sept. 30, 2004	Sept. 30, 2004	Sept 30, 2003	Sept. 30, 2003
Cash flows from (used in) operating activities
Net loss for the period	$ 31,361	$ (260,713)	$ (60,610)	$ (271,634)
Add: Items not involving cash
Amortization – administration	1,096	3,297	1,210	3,629
Provision for impairment of
exploration costs related
to mineral properties	--	--	9,123	64,894
Income tax recovery compensation	(167,682)	(235,213)	--	--
Stock option compensation expense	13,186	63,830	--	--

	(122,039)	(428,799)	(50,277)	(203,111)
Net change in non-cash working
capital balances
Decrease (increase) in goods and services
tax recoverable	(27,767)	(41,481)	28,294	25,551
Decrease (increase) in prepaid expenses	(167,334)	(170,623)	11,070	796
(Decrease) increase in accounts payable	(39,254)	301,163	(74,112)	23,136

	(356,394)	(339,740)	(85,025)	(153,628)

Cash flows from (used in) financing activities
Loan from Freeway Properties Inc.	(1,442)	3,400	(10,000)	--
Mortgage principal repayments	(463)	(1,364)	(430)	(1,267)
Subscriptions received
(private placement)	(61,250)	--	--	--
Warrants Exercised	137,500	163,000	200,000	200,000

	74,345	165,036	189,570	198,733

Cash flows used in investing activities
Acquisition of equipment	--	(5)	--	(430)
Exploration costs	(486,736)	(699,717)	(6,707)	(57,644)
Mineral properties	--	--	--	(7,000)

	(486,736)	(699,722)	(6,707)	(65,074)

Increase (decrease) in cash during the period	(768,785)	(874,426)	97,838	(19,969)

Cash and short-term investments,
Beginning of the period	1,978,281	2,083,922	6,711	124,518

Cash and short-term investments,
end of the period	$ 1,209,496	$ 1,209,496	$ 104,549	$ 104,549

See accompanying notes to the financial statements.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2004

(In Canadian Dollars)

1.   General Information

The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  In addition, the Company is dependent upon external sources of financing in order to fund the exploration and development of its mineral properties.  The recoverability of amounts shown for mineral properties and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral properties and future profitable production or proceeds from the disposition thereof.

As of September 30, 2004, approximately $660,711 has been expensed on flow though expenditures pertinent to and in accordance with the December 31, 2003 flow through share issue, which raised $2,015,000 in flow through funding, therefore the Company must still spend $1,354,289 by December 31, 2004 in order to avoid penalties associated with the flow though private placement.  The Company has an immediate need for equity capital and financing for working capital requirements.  The Company is not in a position to discharge its liabilities as they become due in the ordinary course of business.

Effective March 7, 2003 the Company changed its name from Getty Copper Corp. to Getty Copper Inc.

2.

Significant accounting policies

These interim financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern.  The interim financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Mineral properties

Costs of acquisition and exploration and development expenditures are allocated to specific groups of mineral claims as work is performed on or for the benefit of those claims and are capitalized until such time as the extent of mineralization has been determined and mineral claims are either developed, sold, or abandoned.  If there is an indication of impairment the mineral properties are written down to the estimated net recoverable amount.  The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral properties.

Capitalized costs are amortized over the useful life of the properties upon commencement of commercial production, or written off if the properties are sold or abandoned.

b)

Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2004

2.

Significant accounting policies - continued

c)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

45%

Computer software

100%

Office equipment

20%

Portable buildings

30%

       d)

Stock option plan

The Company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

e)

Future income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

f)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs.

g)

Flow-through financing

The Company has issued flow-through shares, which transfers the tax deductibility of exploration expenditures to the investors.  Proceeds received on the issue of such shares are credited to share capital and the related exploration costs are charged to mineral properties.  The future income tax liability arising from the transfer of the tax deductibility of exploration expenditures is recorded as a share issue cost.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of management estimates relate to the valuation of its mineral properties and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2004

(In Canadian Dollars)

3.

Mineral properties

	Sept. 30, 2004	Dec. 31, 2003
Getty Northwest mineral claims, acquisition costs	$ 33,210	$ 33,210
Exploration and development costs	4,828	--
	38,038	33,210
Getty Central mineral claims, acquisition costs	111,846	111,846
Exploration and development costs	36	--
	111,882	111,846
Getty North mineral claims, acquisition costs	352,398	352,398
Exploration and development costs	692,727	--
	1,045,125	352.398
Getty South mineral claims, 50% interest, acquisition costs	1,069,134	1,069,134
Exploration and development costs	3,606	--
	1,072,740	1,069,134
Getty Southwest mineral claims, acquisition costs	113,883	113,883
Exploration and development costs	588	--
	114,471	113,883
Transvaal mineral claims,	3,971	--
	$ 2,386,227	$ 1,680,471

      Exploration costs provided for are comprised of:

	Sept. 30, 2004	Dec. 31, 2003
Assay	$ 539,758	$ 475,832
Drilling	4,476,058	4,207,932
Environmental	254,454	254,454
Feasibility study	166,709	166,709
Geology	2,738,665	2,426,207
Metallurgy	228,085	228,085
Other	1,816,870	1,755,624
Provision for impairment and exploration costs	(9,514,843)	(9,514,843)
	$ 705,756	$ ---

      Property, building and equipment amortization included in exploration costs during the period amounted to $2,461 (2003 - $4,833).

      The mineral claims are located within the Highland Valley, British Columbia mining district and cover an area of approximately 200 square kilometres.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2004

3.

Mineral properties Continued…

The Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the Company.

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak under certain terms which were not met.  On November 8,

2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000, an agreement by the Company to pay 100% of the costs to place the Getty South mineral claims into production, and a 1-1/2% net smelter royalty in favour of Robak.  The purchase is now the subject of a disclosure statement by the Company.

On December 19, 2003 the Company and Genco Resources Inc. entered into a memorandum of understanding with Highland Valley Copper Corporation ("HVC") for it to earn an interest in certain of the Company's mineral properties and to form a joint venture if certain conditions are met.  The memorandum of understanding allows HVC to explore and develop certain mineral properties.  Under the terms of the memorandum HVC will have the right to earn an initial 51% interest in selected mineral claims by spending an aggregate of $5 million by December 31, 2006, under the following schedule:

$1,350,000 by December 31, 2004

$3,000,000 by December 31, 2005

$5,000,000 by December 31, 2006

Upon earning its initial interest, HVC will have the right to earn a further 19% interest (for a 70% interest) by expending a further $10 million and completing a feasibility study before December 31, 2010.  If HVC elects not to expend the additional $10 million and complete a feasibility study, its interest in the property will revert to a 45% participating interest if at least $10 million is expended and a joint venture will be established with the Company having a 55% interest and being the operator.  If less than $10 million is expended the Company's interest in the joint venture will be 65% providing at least $5 million has been expended.  Under the terms of the memorandum, if HVC proceeds with a production plan, it will either arrange project financing for at least 65% of the capital costs or extend and offer, on acceptable commercial terms, to lend the Company 65% of its portion of the capital costs to place the project into commercial production.  Each company will contribute its pro rata share of the equity required on a 70% HVC:  30% the Company basis.

As announced September 9, 2004 HVC has advised that its exploration program is on schedule to expend at least the $1,350,000 necessary to meet its 2004 commitments under the December 18, 2003 agreement.

The Company is pursuing approaches to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties the Company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2004

      Accordingly, at the year ended December 31, 2003 the Company had recorded a provision for impairment of its exploration costs in the amount of $9,500,933 and of claims acquisition costs of $13,910.  With the flow though financing obtained in December 2003, funds are available to proceed with exploration and development of the mineral properties.  Such costs will be deferred from January 2004 until such time as the Company determines if it has economically recoverable reserves or until the mineral exploration and development ceases and /or the mineral claims are abandoned.

In December 2003, the Company entered into an agreement in principle with Genco Resources Ltd., to purchase from Genco, nine crown granted mineral claims, known as the “Transvaal Claims” in the Kamloops Mining District of British Columbia, for purchase price of $275,000 CDN, payable in common shares of the Company with a deemed value of $0.60 CDN per share, based on an independent fairness opinion.  This transaction awaits approval of the TSX Venture Exchange.

4.

Property, building and equipment

	September 30, 2004
		Accumulated
	Cost	Amortization	Net
Automotive equipment	$ 29,318	$ 27,553	$ 1,765
Computer equipment	95,859	89,181	6,678
Computer software	74,359	74,359	--
Office equipment	72,062	58,480	13,582
Portable buildings	12,112	11,652	460
Building	178,124	45,686	132,438
Land	22,322	--	22,322

	$ 484,156	$ 306,911	$ 177,245

	December 2003
		Accumulated
	Cost	Amortization	Net
Automotive equipment	$ 39,602	$ 37,046	$ 2,556
Computer equipment	94,854	86,263	8,591
Computer software	74,359	74,359	--
Office equipment	72,062	56,084	15,978
Portable buildings	12,112	11,519	593
Building	178,124	41,589	136,535
Land	22,322	-- ─	22,322

See note 6.	$ 493,435	$ 306,860	$ 186,575

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2004

5.

Loan payable

The loan payable is to a company controlled by an officer and director of the Company, bears interest at 8% per annum, has no fixed terms of repayment, and is secured by a general security agreement.

6.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

2004	$ 1,940
2005	2,088
2006	2,248
2007	91,220

$ 97,496

7.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	Sept 30, 2004	Dec. 31, 2003
Tax value of mineral properties in excess of book value	$ 1,752,000	$ 1,738,000
Tax value of capital assets in excess of book value	120,000	109,000
	1,872,000	1,847,000
Valuation allowance	(1,872,000)	(1,847,000)
	---	---
Net operating loss carryforwards	784,000	803,000
Valuation allowance	(784,000)	(803,000)

	---	---

Net future income tax assets	$ ---	$ ---

The Company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2004

(In Canadian Dollars)

7.

Income taxes - continued

A reconciliation between the Company's statutory and effective tax rates is as follows:

	2004	2003
Statutory rate	37%	37%
Tax rate change	(2)	(2)
Unrecognized benefit of current year's losses	(35)	(35)
Effective rate of tax recovery	---	---

At September 30, 2004 the Company has approximately $2,168,000 of loss carryforwards which may be available to reduce taxable income in future years.

These losses expire as follows:

2004	$ 179,000
2005	397,000
2006	236,000
2007	195,000
2008	188,000
2009	228,000
2010	295,000
2011	450,000
$ 2,168,000

8.

Share capital

	Shares	Amount
Authorized
Unlimited number of common shares Issued
Balance at December 31, 2002	33,487,313	12,219,794

Share consolidation	(16,743,656)	--
Shares issued for cash	4,850,000	2,380,000
Shares issued for mineral properties (note 3)	6,000,000	1,200,000
Share issue costs	--	(137,475)
Balance, December 31, 2003	27,593,657	$ 15,662,319

Warrants exercised 750,000 @ $0.22	750,000	165,000
Share issue costs	--	(237,213)
Balance, September 30, 2004	28,343,657	$ 15,590,106

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2004

(In Canadian Dollars)

8.  Share Capital continued…

During 2002 the Company issued 2,000,000 units at $0.05 per unit.  Each unit included one common share and one share purchase warrant which entitled the holder to purchase an additional common share.  After consolidation 1,000,000 warrants remained outstanding entitling the holder to purchase a common share at $0.20 up to September 26, 2003.  During 2003, all of the warrants were exercised.

During 2002 the Company issued 3,000,000 units at $0.10 per unit.  Each unit included one common share and one share purchase warrant which entitled the holder to purchase an additional share.  After consolidation, 1,500,000 warrants remained outstanding entitling the holder to purchase a common share at $0.22 up to September 24, 2004.  During 2003, 750,000 of these warrants were exercised. During the nine months ending September 30, 2004, 750,000 warrants were exercised at $0.22, resulting in 750,000 common shares issued for $165,000.

Effective March 7, 2003 the issued and outstanding common shares of the Company were consolidated on the basis of two common shares into one common share.

On December 31, 2003 the Company closed a private placement of 3,100,000 flow-through units at a price of $0.65 per unit.  Each unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 per share until December 30, 2005.  In connection with the private placement, the Company issued 155,000 agent’s share purchase warrants exercisable at a price of $0.75 for a two year period.

The remaining 187,500 post consolidation shares held in escrow were released during 2003.

On May 6, 2004 the Company announced a private placement for gross proceeds of up to $300,000. Each unit will consist of 1 share valued at $0.65 and a full warrant to purchase a further share of common stock for a period of 2 years at $0.70 per share.   The proceeds of the private placement of units were to be  used for working capital.  This private placement was approved by the  TSX Venture Exchange on July 21, 2004, however on September 9, 2004, the interim President cancelled this private placement without board approval.

Contributed Surplus in the amount of $63,830 (2003-$14,000) arose as a result of recording stock option compensation expense.  During the period the Company recorded $235,213 as a tax benefit given up due to the flow through financing. This increased the share issue costs.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2004

(In Canadian Dollars)

9.

Stock options

During 2003, the Company granted 1,950,000 common share options to directors and employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18 month period following the date of grant.  Based upon the Black-Scholes option valuation model, and a risk-free market rate of 3% and volatility of 7%, the estimated compensation cost related to the options granted is approximately $100,000 of which $63,830 (2003-Nil) was recognized during the period.

On March 1, 2004 the Company granted 500,000 options exercisable at $0.66 per share until March 1, 2006 to Endeavour Financial Ltd. who has been hired to provide financial advisory services.

There remains 895,231 common shares reserved for issuance under the Company's share option plan.

10.

Commitments and contingencies

The Company is committed to make monthly payments of $3,000 to related parties, for management fees and rent.  The Company is also committed to $5,000 per month to Endeavour Financial Services Ltd. for strategic direction and corporate advisory services.

A minority of the board of directors have asked for a review of the 2002 mineral property acquisition as a result of certain ambiguities in the carried interest agreement.  Robak Industries Ltd. has agreed with the interpretation of the agreement that is held by the majority of the board of directors.  The board has resolved to engage independent counsel to review this matter and codify the resolution.

The former president of the Company purportedly entered into a letter of agreement with ELSAmetal S.A. and caused to be forwarded $157,680 to ELSAmetal S.A..  The Company has had no response to attempts to discuss the status of this purported agreement with ELSAmetal S.A..  The board has refused to ratify this agreement and has instructed counsel to attempt to recover these funds.

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2004

(In Canadian Dollars)

11.

Other information

a)

Related party transactions

In addition to the transactions described elsewhere in the financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	Sept. 30, 2004	Sept. 30, 2003
Exploration and development costs incurred	$ 48,938	$ 3,600
Accounts payable	$ 254,516	$ 188,038
Loan from Freeway Properties Inc.	$ 70,021	$ 66,621
Expenses
Interest	$ 7,580	$ 6,683
Management fees	$ 22,500	$ 22,500
Professional fees	$ 15,001	$ 12,982
Rent	$ 4,500	$ 4,500

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to between the parties.

b)

Financial instruments

The Company's financial instruments consist of cash and short-term investments, accounts payable, loan payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying value, unless otherwise noted.  The fair value of the loan payable is not practical to determine with sufficient reliability due to the uncertainty over the timing and amount of repayment.

c)

Loss per share

As of September 30, 2004 the loss per share is $0.009 and $0.008 fully diluted.

d)

Statement of cash flows

	2004	2003
Cash used in operating activities includes:
Interest paid	$ 5,443	$ 5,540
Interest received	$ 23,966	$ 958

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

SEPTEMBER 30, 2004

(In Canadian Dollars)

12.  Subsequent Events:

The Company issued 100,000 employee stock incentive options at $0.30, expiring November14, 2008  to the Corporate Secretary for the Company.

A shareholder issued a petition against the Company and three directors.  On November 16, 2004, the shareholder discontinued the action.

The Company may be farced with significant legal fees in the future as a result of events related to the review of the 2002 Mineral  Property Interest Sales Agreement.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2004

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company. has been conducting exploration for copper on its 200 km2, Highland Valley, B.C. mineral property, which adjoins the large copper-molybdenum mining and milling operation of Highland Valley Copper in the Kamloops Mining Division, British Columbia, Canada.  The Company continues to seek additional properties worthy of exploration and development.  From 1995 to 1998, the Company engaged in the exploration of the Highland Valley mineral property, including a pre-feasibility study by Bateman Engineering, whereby they concluded that “an economic mine able reserve exists in the Getty North Copper Deposit.”  Bateman recommended to the Company. both limited pre-feasibility work and a full feasibility study.

The Getty North Deposit is currently estimated to contain a mineral resource of 72,093,000 drill indicated and drill inferred tonnes averaging 0.31%Cu, including 10,030,000 drill indicated and drill inferred tonnes of oxidized material having an average copper content of 0.40% and 44,405,000 drill indicated and drill inferred tonnes of sulphide copper resource having an average copper content of 0.37%.

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003.

On December 31, 2003, the Company closed a private placement of 3,100,000 Flow-Through Units at a price of $0.65 per FT Unit.  Each Flow-Through Unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 until December 30, 2005.

The price of copper has significantly improved in 2004 as a result of increasing consumption and decreasing stocks.  Recent widely read business journals predict that metal prices in 2004 should continue at current levels due to simple supply and demand dynamics.

Ongoing reviews of previous geological, geophysical and geochemical programs are being conducted to determine future work programs.

Increased exploration activity will result in higher general and administrative expenses during 2004 and will increase the loss to be reported for that fiscal period.

In March 2004, the Company retained Endeavour Financial Ltd. to provide strategic direction and corporate development advice.  On March 1, 2004, the Company granted 500,000 options exercisable at $0.66 per share until March 1, 2006 to Endeavour Financial Ltd. subject to the Company’s normal vesting terms. This agreement calls for monthly payments of $5,000.

Total Commitments

less than a year

1-3 years

Rent

$ 6,000

$ 6,000

Management Fees

$30,000

$30,000

Results of Operations

At the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

The Company’s working capital decreased to $602,891 for the nine months ending September 30, 2004 from $1,569,880 at December 31, 2003, the decrease of $966,989 in working capital can be attributed directly to expenditures paid during the period as the Company has no source of income other than interest earned on flow through funds held in a term deposit and rent received for a portion of the Logan Lake office.  General and administrative expenditures for the nine months ended September 30, 2004 increased to $521,574 compared to $210,489 September 30, 2003.  The increase is largely due to recognizing a stock option compensation of $63,830 (2003-Nil) and professional fees $294,500 (2003-52,457) which includes an accrual of $151,268 for legal expenses incurred by Blakes Cassels, a law firm engaged to review the Company’s December 2002 property purchase agreement as well as an accrual of $36,375 for legal fees to Lang Michener, the Company’s previous corporate solicitor. The directors have decided to tax the outstanding bill of Blake Cassels. Professional fees $294,500 (2003- $52,457) is comprised of $220,491 (2003- $20,292) legal fees, $18,867 (2003- $14,165) accounting fees and $55,142 (2003- $18,000) consulting fees.  The increase in consulting fees is attributed to the Endeavour Contract where by the Company has been committed to pay $5,000 per month since April 2004.   Also included in consulting fees were charges from Ross Glanville & Associates Ltd. for $11,642 for consulting the Corporate Governance Committee in connection with the Getty South Property.   During the nine months ending September 30, 2004 wages have decreased to $19,830 from $34,778 at September 30, 2003, with employment of the office manager/accountant on a part-time basis. The other administration expenses, ie office, telephone, transfer fees, etc are comparable to the previous year-end.   The Company granted stock options in November 2003 and the compensation expense has been calculated at $63,830.  Also during the period  $235,213 was recorded to reflect the tax benefit given up due to the flow through financing.  The income statement reflects this recovery and the benefit is charged to cost of shares issued.

During the period, a computer was purchased for $1005.13 and the Company sold a 1981 Suburban truck, which was used in exploration works for $1000.00.

Summary of Quarterly Results

	Sept. 30 2004	June 30, 2004	Mar 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003	Dec. 31, 2002
Revenue	$25,648	$ 18,336	$ 8,552	3,322	2,640	2,046	1,010	976
Loss before Extraordinary items	$260,713	$359,605	$ 82,399	$308,276	$207,849	$155,253	$72,831	$234,865
Net loss	$260,713	$359,605	$ 82,399	$ 03,231	$271,634	$211,024	$76,872	$250,936
Loss per share	$0.0092	$0 .013	$0 .0030	$0.0146	$0.0114	$0.0093	$0.0034	$0.0075
Loss per share diluted	$0.0080	$0.011	$0.0026	$0.0126	$0.0108	$0.0030	$0.0030	$0.0065

Liquidity of Capital Resources

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

During 2003, the Company granted 1,950,000 common share options to directors and employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18-month period following the date of grant.  Based upon the Black-Scholes option valuation model, and a risk-free market rate of 3% and volatility of 7%, the estimated compensation cost related to the options granted is approximately $100,000 of which $63,830 (2003-Nil) was recognized during the period.

On March 1, 2004, the Company granted 500,000 options exercisable at $0.66 per share until March 1, 2006 to Endeavour Financial Ltd. who has been hired to provide strategic direction and corporate advisory services.

There remain 895,231 common shares reserved for issuance under the Company's share option plan.

Financing Activities

On December 31, 2003, the Company closed a private placement of 3,100,000 Flow-Through Units at a price of $0.65 per FT Unit.  Each Flow-Through Unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 until December 30, 2005.

During the nine months ending September 30, 2004, 750,000 warrants were exercised at $0.22, resulting in 750,000 common shares issued for $165,000.  These warrants were from a 2002 private placement and were due to expire September 24, 2004, no further warrants remain outstanding at $0.22.

On May 6, 2004 the Company announced a private placement for gross proceeds of up to $300,000. Each unit will consist of one share valued at $0.65 and a full warrant to purchase a further share of common stock for a period of 2 years at $0.70 per share. The proceeds of the private placement of units were to be used for working capital.  This private placement of units is subject to the TSX Venture Exchange approval. The TSX Venture Exchange approved this private placement July 21, 2004, however on September 9, 2004, the former interim president cancelled this private placement, without board approval.

There will be a further requirement for working capital funds and there is no assurance that funds can be readily obtained.  However, the Company believes such funding is obtainable through private placement and share for debt settlements.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the period ended September 30, 2004 funding is available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

During the nine months ended September 30, 2004, the Company performed its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

During the period Freeway Properties Inc., a company controlled by John Lepinski, a director of the Company paid on behalf of the Company $4,842, for costs incurred directly by the Company, of which $1,442.93 was reimbursed.  Preto Geological Inc., a company controlled by Vittorio Preto, former Interim President and director of the Company billed the Company $48,938 in fees for geological services.  Cinnamon Jang Willoughby & Company, a professional accounting firm to which director Don Willoughby is associated billed the Company $15,001 in accounting fees related to tax filings, quarterly report review and other professional accounting related matters.

Outstanding share data

As of August 14, 2004, there were 28,343,657 common shares outstanding.  In addition, there were 2,450,000 outstanding stock options with an exercise prices ranging form $ 0.61 to $0.66.  Share purchase warrants outstanding totalled 1,705,0000 exercisable at price of $0.75.

Additional Disclosure

On December 19, 2003, the Company announced the signing of a memorandum of understanding with Highland Valley Copper Corporation (HVC). The Memorandum of Understanding allows HVC to explore and develop certain mineral claims controlled by the Company in the Highland Valley.  Under the terms of the memorandum HVC will have the right to earn an initial 51% interest in the selected Getty claims by spending an aggregate of $5 million by December 31, 2006, under the following schedule:

$1,350,000 by December 31, 2004

$3,000,000 by December 31, 2005

$5,000,000 by December 31, 2006

Upon earning its initial interest, HVC will have the right to earn a further 19% interest from the Company (for a 70% interest) by expending a further $10 million and completing a feasibility study over the next four years.  The claims are subject to a 1 1/2% NSR royalty in favour of Robak Industries Ltd., which is controlled by a director of the Company.

If HVC elects not to expend the additional $10 million and complete a feasibility study, its interest in the property will revert to a 45% participating interest if at least $10 million has been expended and a 55%(Getty) - 45% HVC joint venture will be established, with the Company as the operator.  If less than $10 million has been expended at the time HVC elects not to further exercise its option, then a 65% (Getty) - 35% (HVC) joint venture will be established.

Under the terms of the memorandum, if HVC proceeds with a production plan, it will either arrange project financing for at least 65%, on acceptable commercial terms, of the capital costs to place the project into commercial production.  Each company will contribute its pro rata share of the equity required on a 70% HVC: 30% Getty basis.

The exploration work to be undertaken on the property will be carried out by Teck Cominco Ltd., on behalf of Highland Valley Copper and the Company. This agreement does not include the claims owned by the Company, which include those known as the Getty North mineral claims and a 50% interest in the Getty South mineral claims.

On September 9, 2004, the Company reported that HVC had informed the Company that Phase II of a planned 2 phase 2004 exploration program had commenced. This phase has been approved with a budget of $770,000 which, in addition to the estimated expenditure of $580,000 on Phase I would meet HVC’s 2004 exploration commitment of $1,350,000. HVC reported that no significant mineralization was encountered during the Phase I drilling.

The Company announced that no significant mineralization was encountered in the drilling program carried out by the Company over the summer of 2004 to test a possible extension of the Getty North Deposit. The completed program included a 3.0 km by 2.6 km, 57 line km grid located in the same structural corridor and immediately north of the Getty North Deposit. A total Field Magnetic and Induced Polarization geophysical survey is underway and B-horizon soil geochemistry is being evaluated.

In 1996 the Company entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% royalty in favour of Robak.  The terms of the acquisition could not be met and on November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the Company at a deemed value of $1,200,000, an agreement by the Company to finance 100% of the costs to place the Getty South mineral claims into production, and a  1-1/2% net smelter royalty in favour of Robak. In 2004, the Company approached Robak with a view to acquire the other 50% of the Getty South claim. In the process of obtaining a valuation of the claim an issue arouse as to the nature and interpretation of the carried interest referred to in the 2002 agreement. Robak has advised the Company that it agrees with the interpretation assumed by the Company and has agreed to a clarifying amendment to the 2002 agreement.

The Transvaal mineral claims were conditionally acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), and are subject to a 1-1/2% net smelter royalty.  The Company had a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once this condition was met, the Company and Genco Resources Inc. were to enter into a joint venture. The Genco agreement expired on December 31, 2003, without the Company meeting its commitments. The Company then entered into an agreement  to acquire 100% of the Transvaal claims from Genco for a purchase price of $275,000 to be paid by issuing the Company shares at a price of $0.60 per share (458,333 shares).  This transaction is subject to regulatory approval and is expected to complete before the end of the year.

GETTY COPPER INC.

Trading Symbol TSX: GTC

November 26, 2004

NEWS ANNOUNCEMENT FOR IMMEDIATE  RELEASE

Getty Copper Inc. (“the Company”) has been advised that a director of the Company, John Lepinski, initiated a lawsuit in the British Columbia Supreme Court on November 24, 2004.  Named as Defendants in the lawsuit are directors (as of November 24th) Victor A. Preto and Robert Gardner, as well as, Ross Glanville and Ross Glanville & Associates Ltd.  The allegations in the lawsuit concern, among other things, the actions of Messrs. Gardner and Preto in relation to their conduct as directors of Getty and seeks an order under the Canada Business Corporations Act for their removal as directors.

On November 25, 2004  the Company was advised that Victor A. Preto, Robert Gardner and Brian R. D. Smith resigned as directors effective immediately.

Effective immediately, Charles A. Mitchell, lawyer of Edmonton, Alberta and Mr. John M. Parks lawyer, of North Vancouver, B.C. have been appointed to the board of directors of the company.

 For further information please contact:

John Parks, Secretary

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, BC V3K 3P1

Phone: 604-649-0331      Fax: 604-960-9638

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Telephone:  604-931-3231

Item 2

Date of Material Change

November 12, 2004

Item 3

News Release

The news release was disseminated on November 16, 2004 through Market News Wire and Stockwatch.

Item 4

Summary of Material Change

Brian Smith resigned from Getty Copper Inc.’s Corporate Governance Committee.

The petition commenced by Robert Blankstein in the Supreme Court of British Columbia against Getty Copper Inc. has been discontinued by the petitioner.

Item 5

Full Description of Material Change

The litigation in the Supreme Court of British Columbia commenced by Mr. Robert Blankstein against the Company and some of its directors, namely Pat J. Raleigh, Don Willoughby, Dr. Jean –Jacques Treyvaud and John Lepinski was discontinued by the petitioner, Robert Blankstein on November 12, 20004.

Brian Smith resigned from Getty Copper Inc.’s Corporate Governance Committee.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact:

DONALD WILLOUGHBY, CHIEF FINANCIAL OFFICER
Telephone:  604-931-3231

Item 9

Date of Report

November 26, 2004

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

      Name and Address of Company

GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Telephone:  604-931-3231

Item 2

      Date of Material Change

November 24, 2004

Item 3

      News Release

The news release was disseminated on November 25, 2004 through Market News Wire and Stockwatch

Item 4

      Summary of Material Change

Changes to the Board of Directors.

Item 5

      Full Description of Material Change

Victor A. Preto, Brian R.D. Smith and Robert Gardner resigned from Getty Copper Inc.’s Board of Directors.  Charles A. Mitchell and John M. Parks were appointed to the Board of Directors

Item 6

      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

      Omitted Information

Not applicable.

Item 8

      Executive Officer

For further information contact:
JOHN M. PARKS,
CORPORATE SECRETARY
604-649-0331

Item 9

      Date of Report

November 29, 2004

Getty Copper Inc.

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

November 30, 2004 – Coquitlam, B.C. –Getty Copper Inc. [TSX Venture Exchange: GTC] (the “Company”), announces the financial results for the Company’s Third quarter ended September 30, 2004.

For the nine months ended September 30, 2004, the Company’s Net loss for period is $10,921 less than the nine months ended September 30, 2003 due to the recording of $235,213 to reflect the tax benefit given up due to the flow thorough financing.  The income statement reflects this recovery and the benefit is charged to cost of shares issued.   During the period the Company recorded a stock option compensation of $63,830, which the Company records when stock or stock options are issued to employees in accordance with the vesting terms.  Also the Company incurred $220,491 for legal expenses during the period.  With the flow through financing obtained in December 2003, funds are available to proceed with exploration of the mineral properties. Such costs will be deferred from January 2004 until such time as the Company determines if it has economically recoverable reserves or until the mineral exploration and development ceases and/or the mineral claims are abandoned.

Financial and Operating Highlights (Unaudited), provided by management

      Three months ended September 30,      Nine months ending September 30,

	2004	2003	2004	2003
Total Revenue	$ 7,312	$ 594	25,648	2,640
Expenses	$ 143,633	$ 53,190	521,574	210,489
Write Down Mineral Properties	─	$ 9,125	─	64,896
Income Tax Recovery	167,682	1,111	$235,213	1,111
(Net Loss)	$ 31,361	($ 60,610)	(260,713)	(271,634)

Condensed Balance Sheets (Unaudited)
As at,	Sept. 30, 2004	December 31, 2003	% change
Assets	$ 3,997,059	$ 3,962,955	0.8%
Liabilities	$ 926,252	$ 623,053	48.66%
Shareholders’ Equity	$ 3,070,807	$ 3,339,902	(8.06%)

During the nine months ending September 30, 2004, 750,000 warrants were exercised at $0.22, resulting in 750,000 common shares issued for $165,000.  These were the remaining warrants from a 2002 private placement and were due to expire September 24, 2004.

 On Behalf of

Getty Copper Inc. [TSX-V: GTC]

Getty Copper Inc.

Suite 550 – 999 West Hastings

Vancouver, British Columbia

Don Willoughby

Canada, V6C 2W2

Contact: Don Willoughby

Chief Finance Officer

Phone:(604) 931-3231 Fax: (604) 931-2814

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release